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                                         FILING PURSUANT TO RULE 425 OF THE
                                         SECURITIES ACT OF 1933, AS AMENDED
                                         FILER: NORTHROP GRUMMAN CORPORATION
                                         SUBJECT COMPANY: TRW INC. NO 1-2384
                                         FILING: REGISTRATION STATEMENT ON
                                                 FORM S-4 (REGISTRATION NO.
                                                 333-83672)

NEWS
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                                                  Northrop Grumman Corporation
                                                  Public Information
                                                  1840 Century Park East
                                                  Los Angeles, California
                                                  90067-2199
                                                  Telephone  310-553-6262
                                                  Fax  310-556-4561
[GRAPHIC REMOVED HERE]
                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

DOJ REQUESTS MORE INFORMATION ON
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NORTHROP GRUMMAN'S PLAN TO ACQUIRE TRW INC.
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         LOS ANGELES -- April 11, 2002 -- Northrop Grumman Corporation

(NYSE: NOC) announced that it intends to comply promptly with a request received late yesterday from the U.S. Department of Justice for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 regarding its proposed acquisition of TRW Inc. (NYSE: TRW).

         The waiting period under Hart-Scott-Rodino will expire 30 days after Northrop Grumman substantially complies with the request unless it is extended by court order or by the consent of Northrop Grumman.

         Northrop Grumman said that the additional request for information was expected. The company also reiterated that it does not anticipate any significant antitrust issues.

         On Feb. 22, 2002, Northrop Grumman sent a letter to TRW Inc. offering to negotiate a proposed transaction in which the TRW shareholders would receive a number of shares of common stock of Northrop Grumman equal to $47.

         On March 3, 2002, Northrop Grumman announced it had commenced an exchange offer for all outstanding shares of common stock and preference stock of TRW Inc. Northrop Grumman filed notification March 11, 2002, with the Justice

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DOJ REQUESTS MORE INFORMATION ON
--------------------------------
NORTHROP GRUMMAN'S PLAN TO ACQUIRE TRW INC.
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Department and the Federal Trade Commission of its intention to acquire TRW in compliance with the premerger notification requirements of Hart-Scott-Rodino.

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW shareholders before making any decision regarding the offer to exchange. Copies of these documents are available without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed preliminary materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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                                                                        0402-84

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